HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                February 7, 2018

Stacie Gorman
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   AmeriCann, Inc.
            Registration Statement on Form S-1
            File No. 333-222207

     The financial statements in the Company's Amended S-1 will expire on February 14, 2018.

     Your assistance is appreciated.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart